UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 18, 2020

(Date of Report (Date of earliest event reported))

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd,
PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On November 18, 2020, MogulREIT II, Inc. issued an investor communication relating to the quarter ended September 30, 2020. The text of the investor communication is set forth below.

Q3 2020*

MOGULREIT II

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$182,000,000
	NUMBER OF INVESTMENTS	8
MogulREIT II is a public, non-traded REIT, investing in value-add multifamily apartment buildings with both preferred and joint venture equity, with a focus on providing capital appreciation to investors.	TOTAL NUMBER OF MULTIFAMILY UNITS	1,798
	WEIGHTED AVERAGE PROJECTED HOLD PERIOD	54 Months
	ANNUALIZED DISTRIBUTION RATE[2]	4.5%
KEY OBJECTIVES	DISTRIBUTION FREQUENCY	Quarterly
	TAX REPORTING FORM	1099-DIV
● To realize capital appreciation in the value of our investments over the long term
● To pay attractive and stable cash distributions.

PORTFOLIO STATISTICS3

*All data as of September 30, 2020 unless otherwise specified.

1 Aggregate value of all underlying properties in MogulREIT II, Inc. based on the most recent internal valuations as of September 30, 2020 pursuant to our valuation policies. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our offering circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/1699573/000110465919054694/a19-20423_1partiiandiii.htm.

2 MogulREIT II has declared distributions on a quarterly basis since January 1, 2018. The quarterly distributions equate to approximately 4.50% on an annualized basis based upon the then current purchase price. The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

3 Based on the current outstanding investment amount as of November 15, 2020.

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INVESTMENT ACTIVITY

Distributions

MogulREIT II has declared distributions for 11 consecutive quarters. The board of directors authorized a distribution for each month of the third quarter of 2020 on June 30, 2020. Distributions have been paid on a quarterly basis since January 1, 2018 equate to approximately 4.5% on an annualized basis based upon the then current per share purchase price.

	RECORD DATE	DISTRIBUTION PERIOD	DAILY CASH DISTRIBUTION AMOUNT PER SHARE	PURCHASE PRICE PER SHARE	ANNUALIZED DISTRIBUTION RATE
	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
2018	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
	12/31	10/1 – 12/31	$0.0012328767	$10.00	4.5%
	3/31	1/1 – 3/31	$0.0012328767	$10.00	4.5%
2019	6/30	4/1 – 6/30	$0.0012328767	$10.00	4.5%
	9/30	7/1 – 9/30	$0.0012328767	$10.00	4.5%
	12/31	10/1 – 12/31	$0.0012673973	$10.28	4.5%
	3/31	1/1 – 3/31	$0.0012811475	$10.42	4.5%
2020	6/30	4/1 – 4/30	$0.0012811475	$10.42	4.5%
		5/1 - 6/30	$0.0012012295	$9.77
	9/30	7/1 – 7/31	$0.0012098361	$9.77	4.5%
		8/1 - 9/30	$0.0012098361	$9.84

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INVESTMENT UPDATES

THE CLOVER ON PARK LANE (FKA SERENDIPITY APARTMENTS)

Location: Dallas, TX

Equity Investment: $4,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 09/01/2017

Asset Management Update: Property occupancy increased 2% quarter over quarter, ending Q3 at 93%. Through Q3, 276 of the 343 units, or 80%, have been renovated as part of the value-add business plan. The bulk of the capital improvement plan has been achieved as exteriors and common area improvements are 97% complete. In September 2020, 99% of rents were collected, and the property averaged 99% collections for Q3 2020. The property has averaged 99% collections since April. In Q4, the real estate company will be focused on revenue growth through tenant retention, and has temporarily paused unit renovations as it works to that goal.

As previously reported, the real estate company refinanced the property to reduce the interest rate on the senior loan and to take the project to completion. The real estate company has now returned approximately 54% of the original equity invested.

BROOKLYN PORTFOLIO

Location: Brooklyn, NY

Equity Investment: $3,000,000

Business Plan: Acquire nine properties, perform tenant buyouts and renovate and release the properties.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/30/2017

Asset Management Update: Portfolio occupancy increased 2% quarter over quarter, ending Q3 at 97%, with only three vacant units in the 112-unit portfolio. Given the business plan has shifted as tenant buyouts are no longer financially viable, the real estate company has been leasing, and will continue to lease, units according to the legal rents set by the New York Rent Guidelines Board. In Q3, property collections averaged 91%, trending upward from Q2.

During Q3, the real estate company executed a loan modification with the existing lender, New York Community Bank, for a 5-year term at a fixed interest rate of 3.125% with 18 months of interest-only payments. The goal of the modification is to use the interest-only period to free up cash flow that was previously being used for principal payments so as to weather this challenging period for the New York market, hit disproportionately by the novel coronavirus (COVID-19) pandemic (“COVID-19” or “coronavirus”), as it attempts to bounce back during 2021.

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VILLAS DEL SOL I & II (FKA PLANO MULTIFAMILY PORTFOLIO)

Location: Plano, TX

Equity Investment: $1,000,000

Business Plan: Acquire and renovate a portfolio of garden-style apartment buildings.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/09/2018

Asset Management Update: Portfolio occupancy decreased 4% quarter over quarter, ending Q3 at 91% occupied. 62 of the 156 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. Upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. Exterior and common area improvements are complete, and the property is amenitized with an improved leasing office, gazebos, BBQ grills, an upgraded laundry room and soccer court. In September 2020, 96% of rents were collected, and the property averaged 95% collections for Q3 2020.

As previously reported, the real estate company refinanced the property to reduce the interest rate on the senior loan and to take the project to completion. The real estate company has now returned approximately 84% of the original equity invested.

VILLAS DE TOSCANA (FKA TUSCANY AT WESTOVER HILLS)

Location: San Antonio, TX

Equity Investment: $1,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 01/31/2018

Asset Management Update: Property occupancy increased 1.5% quarter over quarter, ending Q3 at 95% occupied. 43 of the 166 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 86 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. The real estate company has completed all exterior capex work, which included roof repairs, exterior painting, backyards, landscaping, pool improvements, energy retrofits, signage, solar screens and office renovations. In September 2020, 99% of rents were collected, and the property averaged 97% collections for Q3 2020, a 2% increase over Q2.

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VILLAS DE SONOMA (FKA VILLAS DE MAR)

Location: Fort Worth, TX

Equity Investment: $1,066,558

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 02/28/2018

Asset Management Update: Property occupancy increased 2% quarter over quarter, ending Q3 at 89% occupied. 49 of the 263 units have been upgraded with new flooring, appliances, backsplash, and lighting packages. The real estate company has also completed light to moderate upgrades on 58 units; however, upgrades on the remaining units have been temporarily paused due to COVID-19 in order to maximize occupancy. The real estate company has completed all exterior capex work, which included clubhouse renovations, BBQ grills, paint, signage and water retrofit. The retaining wall repair has been successfully completed as well. In September 2020, 86% of rents were collected, and the property averaged 84% collections for Q3 2020, a 2% decrease quarter over quarter. The real estate company is highly focused on tenant retention and increasing collections to protect the property’s balance sheet during COVID-19.

AVON PLACE APARTMENTS

Location: Avon, CT

Equity Investment: $3,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 11/01/2018

Asset Management Update: Property occupancy decreased 3% quarter over quarter, ending Q3 at 96% occupied. 36 of the 164 units have been renovated with new flooring, appliances, cabinets, fixtures and lighting packages. These renovated units have achieved premiums of $334 above previous rents, exceeding our pro forma target of $223 by 50%. The real estate company has resumed unit renovations, albeit at a slower pace, as Connecticut’s “stay at home” order has been lifted. The real estate company had previously completed property improvements, including painting all common areas and hallways, furnishing the pool area and renovating the clubhouse/game room and kitchen. In September 2020, 97% of rents have been collected, and the property averaged 97% collections for Q3 2020.

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TERRACE HILL APARTMENTS

Location: El Paso, TX

Equity Investment: $3,385,320

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 5/31/2019

Asset Management Update: Property occupancy increased 9% quarter over quarter, ending Q3 at 97% occupied, marking the highest occupancy since inception. Due to high occupancy, the real estate company continues to increase rents and renovate units. 149 of the 310 units have been renovated since acquisition, and the renovation costs have remained under budget. Of those 149 units, all have been leased and have achieved an average premium of $114/month over prior rents and within 4% of projected rents. In Q3, 39 units were renovated and 37 units were leased. The exterior capex work has been completed, including HVAC conversion to refrigerated air, new roofs, new exterior paint, upgraded landscaping, pool renovation, re-purposing of an old tennis court to a new resident lounge area with a new basketball court and open grass area, new tables and benches, new BBQ grills, and low-flow toilets and showerheads retrofit. As of September 2020, 94% of rents have been collected, and the property averaged 95% collections for Q3 2020.

NINETY-NINE44 APARTMENTS

Location: Dallas, TX

Equity Investment: $4,000,000

Business Plan: Acquire and renovate a garden-style apartment community.

Investment Type: Joint Venture Equity

Date Added to REIT: 9/9/2020

Asset Management Update: We invested in Ninety-Nine44 apartments in September 2020. Property occupancy ended Q3 at 95%, a 3% month over month increase. The real estate company plans to implement a value-add strategy by renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. This strategy assumes a renovation budget of $2,108,300, or $8,109/unit, and assumes that all 260 units will be renovated over 48 months or less (approximately 8 units/month). The renovation plan is anticipated to achieve average rental premiums of $132/unit. The business plan also anticipates the addition of washers and dryers in each unit and private yards for ground-floor units, which we believe will help the property achieve rental premiums. Property amenities include a resident clubhouse, business center, swimming pool, BBQ and picnic areas, controlled access gate, fitness center, playground, dog park, carports and a laundry facility.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT II. We have now provided 11 consecutive quarters of distributions, totaling over $2,100,000. To date, 2,200 investors have invested, and MogulREIT II holds investments in over $180 million of real estate. We are also happy to share that 69% of investors have enrolled in the distribution reinvestment plan, allowing for their distributions to compound over time.

Regarding the makeup of the portfolio, as of Q3 2020, MogulREIT II has eight investments spread across six markets. We’re proud to have constructed a diversified portfolio for investors to get broader exposure to the commercial real estate market with a single investment into the REIT.

MACRO OVERVIEW

After one of the worst quarters on record, the economy rebounded in Q3 2020 with a GDP increase of 33.1%. Q2 2020 reflected the impact of COVID-19 on the U.S. economy as it suffered its largest quarterly GDP decline in history. During that time, the U.S. underwent an almost complete shutdown of the economy, with most states prohibiting non-essential services, leading to a 25% drop in consumer spending according to the U.S. Commerce Department Bureau of Economic Analysis (“BEA”). While some of industries may bounce back quickly, a report by McKinsey & Company suggests it may take up to five years for certain industries to rebound to 2019-level GDP contributions. Those industries include arts, entertainment and recreation, accommodation and food services, educational services, transportation services and manufacturing. Given what we know, we are inclined to agree with Joe Zidle at Blackstone who sees a “’square root’ recovery, characterized by 1) the initial sharp drop that we have already experienced; 2) a sharp, but smaller, bounce back to a lower level; and 3) a long, flat recovery.” We are incorporating this outlook in our strategic thinking as we underwrite new investments.

While containment of COVID-19 has varied throughout the country, the federal government has intervened with upwards of $3 trillion to try to relieve downward economic pressure caused by COVID-19. A study conducted by The Wharton School at University of Pennsylvania estimated that the $2.3 trillion CARES Act increases GDP by approximately 5% in 2020 while lowering GDP by 0.2% in 2030.

We believe that the U.S. government will continue to fund assistance programs and will not allow the country to sink into a depression. As of Q3, Congress has begun discussing stimulus plans, but formal timelines are uncertain due to the current lame duck session as the president and several congressional seats appear to be changing.

While the presidential election results have been contested in certain states, as of the date of this letter, Joe Biden stands to take office in January 2021. Biden has already taken aim at 1031 exchanges, proposing to limit their use to property owners making less than $400,000 annually. Such a change may inhibit investment sales, but it may also reduce competition when we seek to acquire properties. Biden has also communicated his intention to provide additional federal funding for affordable housing projects. For the immediate term, we believe a Democratic agenda would likely involve a larger government stimulus, but the ability to implement such agenda may depend on which party has control of the Senate, which will be decided by the two runoff elections in Georgia.

We are closely monitoring the outcome of the presidential and congressional elections as well as the impact of COVID-19 on our business, tenants, operating partners, managers and our portfolio of investments, and on the United States and global economies. Although we believe that we are well positioned to withstand potential economic shocks or economic slowdown, we will continue to monitor and reevaluate our investments so that we are prepared to take advantage of any market changes.

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GDP GROWTH

Last quarter, the Federal Reserve (the “Fed”) forecasted a GDP decline of 6.5% for the year 2020, which was the median of individual projections from Federal Reserve participants. In September 2020, the Fed revised its forecast positively to reflect a decline of 3.7% for 2020. In Q3 2020, the U.S. economy grew by 33.1% quarter over quarter at a seasonally adjusted annual rate compared to a 32.9% decrease in Q2 2020 per the BEA. The bounceback was anticipated given the shock the economy endured during Q2. Q3 also saw more states decreasing lockdown measures or reopening entirely, which may have contributed to the GDP increase.

EMPLOYMENT AND WAGE GROWTH

Unemployment has fluctuated as a result of COVID-19, reaching a peak in April 2020 at 14.9% as reported by the U.S. Bureau of Labor Statistics (“BLS”). The unemployment rate has since dropped to 6.9% as of October 2020. The Fed forecasts an unemployment rate of 7.6% for year-end 2020, a decrease of 1.7% from Q2.

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IMPACT OF MONETARY POLICY

As a result of COVID-19, the Fed took emergency measures and reduced the Federal Funds Rate to zero in order to boost the economy. In November 2020, the Fed announced that it would hold rates near zero. Based on commentary from the Fed, they plan to maintain a low interest rate environment in the near to intermediate term future.

In 2020, Congress has also passed numerous programs designed to bolster the economy, including the $484 billion Paycheck Protection Program, or “PPP,” and Health Care Enhancement Act, the $2.3 trillion CARES Act, the $8.3 billion Coronavirus Preparedness and Response Supplemental Appropriations Act and the $192 billion Families First Coronavirus Response Act, totaling almost $3 trillion of coronavirus-related aid to both business and individuals.

We believe that another stimulus package will be passed to fuel further economic recovery. Congress has discussed the need for such stimulus, as has the Fed, but given the presidential transition and certain changing seats in Congress, the timeline to pass a comprehensive bill may be extended. It remains to be seen if the government intervention will create an inflationary environment in the intermediate to long term, but if it does, real estate and other hard assets have historically been inflationary hedges during these periods.

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MULTIFAMILY FUNDAMENTALS

Our long-term view of multifamily product has not changed, and we continue to believe in the macroeconomic fundamentals of multifamily investing. We believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, there may be some temporary moments of pain for investors and landlords. The U.S. homeownership rate ticked up from to 65.3% as of March 2020 to 67.2% as of September 2020, which we believe may be a result of historically low interest rates as well as the effect of COVID-19 on renters vacating high-rise, densely populated buildings. It is possible that we see this trend continue in the near-term as more Milliennials reach the age of homeownership; however, we believe that Millennials, specifically those born towards the end of the generational period, are more likely than previous generations to choose rental housing due to flexibility, freedom and high debt burdens. Furthermore, Gen Z seems to share the same behavior patterns as Millennials, and there is an estimated 45 million Gen Z-ers entering the housing market by 2025 per RENTCafe.com. Interestingly, on a longer-term scale, multifamily vacancy rates have declined since 2015 even as homeownership rates have increased as depicted in the graph produced by CBRE Research on the following page. While we believe that the housing market supply will need to be increased meaningfully over the long term, particularly in affordable product such as workforce housing, in the near term, there may be a pause in demand due to the rise in unemployment. We will continue to closely monitor the effects of COVID-19 on supply-demand dynamics.

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In Q2, average rents declined for the first time since 2010, but Class B and C effective rents experienced smaller decreases than the Class A assets. In Q3, this trend continued, with Class C properties experiencing the smallest decrease in effective rents. CBRE posits that Class A assets may be experiencing both the pressure from new supply hitting the market as well as the variety of housing options available to their renters. The data also varied based on property location. As with Q2, overwhelmingly, the Midwest fared the best in Q3, with all but two cities, Minneapolis and Chicago, experiencing quarter over quarter rent increases.

According to CBRE, Q3 2020 net absorption increased 300% quarter over quarter to 90,300 units, largely as a result of a weak Q2 significantly affected by COVID-19. CBRE notes that net absorption is anticipated to trend negative for the balance of the year. Much like rent and vacancy trends, we believe that net absorption is market specific and varies by asset class, and each of these factors is considered in our underwriting of new deals as further described in the “Investment Strategy” section below.

When we break down the data further, it appears that absorption varied widely in different parts of the country. Large cities such as Los Angeles, New York, San Francisco and Chicago recorded the lowest net absorption over the one year period ending Q3 2020, ranging from negative 7,800 units to negative 800 units; conversely, Houston, Dallas, Minneapolis, Austin and Atlanta recorded the highest net absorption, ranging from 5,800 units to 9,800 units.

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Lastly, according to CBRE, multifamily vacancy rates decreased by 16 basis points quarter-over-quarter to 4.4%. It is important to note that each asset class within multifamily appears to be reacting differently to COVID-19. Class A continues to experience the largest vacancy increase since the global pandemic ending Q3 at 5.5%, a 18 bps decrease quarter over quarter, followed by Class B, which decreased 44 basis points to 4.2%, while Class C experienced a 40 basis points decrease in vacancy to 3.5%. CBRE also notes that suburban submarkets generally outperformed urban submarkets, partly due to higher concentrations of COVID-19 infections in certain cities and from remote-working arrangements.

CBRE reported in Q2 that the initial impact of COVID-19 on multifamily vacancy has been mixed, with owners reporting higher lease renewals but fewer new leases signed. One important consideration perhaps not captured in the vacancy data is that eviction moratoriums may be artificially decreasing vacancy. Data collection is still ongoing regarding the effects of COVID-19, but we believe that in the near-term, multifamily vacancy rates may increase and rents may remain flat as landlords focus on retaining tenants to maintain occupancy.

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INVESTMENT STRATEGY

Since inception in MogulREIT II, we have focused on two key objectives: realize capital appreciation in the value of our investments over the long term and pay attractive and stable cash distributions to shareholders.

In order to achieve these objectives, we target value-add multifamily investments, which investment strategy involves acquiring apartment communities that can benefit from a value-add plan in which the real estate operator is making both exterior improvements, such as adding amenities like playgrounds, clubhouses and outdoor living areas as well as interior improvements such as upgraded appliances, air conditioning and finishes. We believe that these investments have a high value from an investment standpoint as well as a high value in the local community by enhancing previously underserviced apartment buildings. We also believe that these properties offer significant downside protection on one’s investment due to the large number of tenants at each property and the adaptability of individual property business plans.

Our newest acquisition, Ninety-Nine44 Apartments, typifies this business plan. The property is located in Northeast Dallas, in between two existing assets in our portfolio, Villas del Sol Apartments (9.5 miles north) and Clover Apartments (5.5 miles south). Given the refinances at those two assets and subsequent return of capital, we felt comfortable increasing our allocation in this area. Between 2010 and 2019, the Dallas Metropolitan Statistical Area (“MSA”) added 1.2 million residents, a 19% increase over that time period. We believe that Dallas will continue to grow in the future due to the state’s favorable tax climate and relatively low cost of living compared to other major MSAs. The real estate company managing Ninety-Nine44 plans to implement a value-add strategy by renovating units that become available due to normal tenant turnover, and re-leasing the renovated units at a higher rental rate. The business plan also anticipates the addition of washers and dryers in each unit and private yards for ground-floor units, which we believe will help the Property achieve rental premiums. The property is amenitized with a resident clubhouse, business center, swimming pool, BBQ and picnic areas, controlled access gate, fitness center, playground, dog park, carports and a laundry facility to create a family friendly environment. The property will be renovated over 48 months at which point the real estate company will look to refinance or prepare the property for sale.

To recap our existing investments, we had two investments complete the first phases of their business plans in Q1 2020, Clover Apartments and Villas de Sol. For these assets, the real estate company renovated units as they became available, beautified the properties’ exteriors, improved management for previously underserved tenancy and subsequently, refinanced the assets to monetize the value creation and return capital to MogulREIT II and its other investors. Other assets in our portfolio were amid business plans when COVID-19 hit the United States. For assets like Avon, Villas de Sonoma and Villas de Toscana, we worked with our partners to adapt business plans by temporarily shifting focus to tenant assistance and tenant retention while pausing capital improvement and unit renovation plans to maintain occupancy and preserve balance sheet capital. Avon and Villas de Toscana have maintained the same rate of occupancy since Q1 2020 and Villas de Sonoma has increased occupancy by 4%. The Brooklyn Portfolio continues to face challenges due to the effects of COVID-19 on New York specifically, but occupancy has ended each quarter above 94% since inception and the real estate company has increased its collections each quarter since April. Lastly, Terrace Hill has not only increased its occupancy to its highest since inception at 97%, but our Manager, the sponsor of the transaction, continues to renovate units as the market continues to absorb these units.

As an investor in real estate, we are also striving to adapt to the changing times. While multifamily data from Q2 and Q3 2020 reflected the realities of COVID-19, it encapsulated our belief that we are all experiencing the impact of COVID-19 differently. On a macroeconomic level, the country experienced its first recession since the Great Recession of 2009 where generally vacancy rates increased and rents decreased. On a microeconomic level, however, each market and asset class is behaving differently. Thus far, from an investment perspective, the Midwest has generally held up the best, with most major markets experiencing rent increases. We believe that this is a result of wider city sprawl and lower population density compared to coastal cities. As mentioned above, Class B and C properties have performed better than Class A assets, partly due to pressure from new supply hitting the market as well as the variety of housing options available to their renters. It is important to note that we have no exposure currently to Class A communities, by design. We believe that garden style multifamily, which comprises the majority of our portfolio, will be more desirable for renters in the future given its expansive nature compared to mid-high rise buildings.

Multifamily assets have been the bread-and-butter of RealtyMogul Co., the parent company of our Manager, for the last seven years and RealtyMogul Co. and its affiliates have thus far invested in over 16,000 apartment units. We fundamentally believe that the need for affordable and workforce housing is not going to change in the next 10+ years; however, there may be some temporary moments of pain for investors and landlords. We believe this downturn will allow us to acquire and invest in quality assets in quality markets – if we have the stomach and patience, which decades of combined experience in real estate among our team has taught us that we do. While we will take advantage of the low interest rate environment when we place debt on the property, our underwriting guidelines mandate that the property must also stand on its own. We had communicated our general underwriting standards in last quarter’s letter, and they remain the same as of now. Our underwriting has evolved as more data has been uncovered since March. We are underwriting cautious business plans in Year 1, and potential changes may include removing unit renovations, increasing bad debt, increasing vacancy and/or removing rent growth. We believe that our robust process for sourcing new investments, prudent underwriting and patience will allow us to thrive over the long term.

We fundamentally believe in the strategy to acquire multifamily properties due to the asset class’ resiliency during downturns and potential long-term appreciation. While the disruption caused by COVID-19 is a hurdle for our existing portfolio, we believe that we have taken the appropriate steps to weather the disruption, we are sitting on an ample supply of cash, and we are hopeful that it will be a boon for new investments. We will continue to target assets located in resilient markets that offer current income and solid growth potential. As always, we want to be prepared and we want to be able to hold onto real estate assets through multiple real estate cycles.

Thank you for your continued support of MogulREIT II and we aim to continue meeting your expectations and being a long-term investment partner.

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DISTRIBUTION SUMMARY

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NET ASSET VALUE (NAV)

*Effective April 30, 2020, our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On October 30, 2020 we announced that our NAV per share is $9.91, as of September 30, 2020. Accordingly, effective October 30, 2020, the offering price per share is $9.91. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular)

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2020 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q2 2020 Shareholder Letter

Q1 2020 Shareholder Letter

Q4 2019 Shareholder Letter

Q3 2019 Shareholder Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC
CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT II, INC.

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer, President, Treasurer and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager

Date:	November 18, 2020

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